SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2012

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 12, 2012, entitled "DRDGOLD PRESENTATION AT THE PRECIOUS METALS SUMMIT IN GENEVA."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 12, 2012   By: <u>/s/ Themba Gwebu</u>
                                                           Name: Themba Gwebu
                                                           Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**")

DRDGOLD PRESENTATION AT THE PRECIOUS METALS SUMMIT IN GENEVA

Niël Pretorius, CEO of DRDGOLD, will be giving a presentation at the **PRECIOUS METALS SUMMIT IN GENEVA** at 11:45 (South African time) this morning. This presentation is available on the DRDGOLD website, www.drdgold.com.

Roodepoort

12 April 2012

Sponsor: One Capital